March 11, 2008

Barbra Kocsis
Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534

> **Re: ML Aspect FuturesAccess LLC**
> **Amendment No. 1 to Form 10**
> **File No. 0-51085**
> **Filed February 13, 2008**

Dear Ms. Kocsis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Page numbers refer to the marked courtesy copy of Amendment No. 1.

Item 1: Business, page 1

1.   We note your response to comment 6 and we note that ML Aspect does not have a website address. Because the SEC does have Public Reference Room we reissue that portion of the comment. Refer to Item 101(e)(2).

Charges, page 9

2.   We note your response to comment 3. Please revise to clarify why the Class C units have lower fees when the investment thresholds for Class C units are the same at the Class A units.

Twelve-Month Breakeven Table, page 16

3.   Please revise to explain your basis for the assumed interest rate of 4.25% in the "interest income" line of the table.

Conflicts of Interest

Other Funds Sponsored by the Manager, page 18

4.   Please revise your disclosure to quantify the total number of funds sponsored by the Manger.

Item 4: Security Ownership of Certain Beneficial Owners and Management, page 24

5.   Please revise to disclose the amount of beneficial ownership held by ML Trend-Following Futures L.P. and ML Systematic Momentum LLC. Also disclose the percentage of the total units outstanding represented by those amounts. Refer to Item 403 of Regulation S-K.

Item 5: Directors and Executive Officers, page 24

6.   We note your response to comment 39. By "term" we mean how long the director or executive officer, as the case may be, has held that position. Accordingly, we reissue prior comment 39. Please also include the age of each director and executive officer.

Item 7: Certain Relationships and Related Transactions, page 30

7.   We note your response to comment 42 and we note the fees paid may not be higher than would have been obtained in arm's length bargaining. Please revise your disclosure to explain how those fees were determined.

Item 11: Description of Registrant's Securities to be Registered

Redemption Provisions, page 35

8.   We note your response to prior comment 43. Please revise to briefly describe the "certain determinations" enumerated in the Operating Agreement that could result in mandatory redemptions by the Manager.

9.   We note your response to prior comment 47. Please revise to clarify how the Manager will dispose of redemption requests that have been suspended.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Monick, Accountant at 202-551-3295 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David Sawyier (*via fax*)